Exhibit 99.3

LIONS GATE ENTERTAINMENT CORP.

RECONCILIATION OF NET LOSS TO EBITDA AND EBITDA, AS ADJUSTED

	Year Ended March 31, 2011	Year Ended March 31, 2010
	(Amounts in thousands)
Net income (loss)	$(53,599)	$(19,478)
Depreciation and amortization	5,811	12,455
Contractual cash paid interest expense	38,879	27,461
Noncash interest expense	16,301	19,701
Interest and other income	(1,742)	(1,547)
Income tax provision	4,256	1,218
Equity interests loss	43,930	28,201
Loss (gain) on extinguishment of debt	14,505	(5,675)

EBITDA	$68,341	$62,336

Stock-based compensation (1)	32,505	18,823
EBITDA attributable to TV Guide Network	8,407	9,466
Corporate defense and related charges	22,865	5,668
Non-risk prints and advertising expense	(25,659)	32,126

EBITDA, as adjusted	$106,459	$128,419

(1)	The year ended March 31, 2011 includes $21.9 million in additional compensation expense associated with the immediate vesting of certain equity awards held by certain executive officers as a result of the triggering of “change in control” provisions in their respective employment agreements, which occurred on June 30, 2010.

EBITDA is defined as earnings before interest, income tax provision, depreciation and amortization, equity interests, and gains or losses on extinguishment of debt and the sale of equity securities. EBITDA is a non-GAAP financial measure.

EBITDA, as adjusted represents EBITDA as defined above adjusted for stock-based compensation, EBITDA attributable to TV Guide Network, certain corporate defense and related charges, and non-risk prints and advertising expense. Stock-based compensation represents compensation expenses associated with stock options, restricted share units and stock appreciation rights. EBITDA attributable to TV Guide Network represents the Company’s 51% share of TV Guide Network’s EBITDA for the year ended March 31, 2011 and 2010. Corporate defense and related charges represent legal fees, other professional fees, and certain other costs associated with a shareholder activist matter. Non-risk prints and advertising expense represents the amount of theatrical marketing expense for third party titles that the Company funded and expensed for which a third party provides a guarantee that such expense will be recouped from the performance of the film (i.e. there is no risk of loss to the company) net of an amount of the estimated amortization of participation expense that would have been recorded if such amount had not been expensed. The amount is subtracted from EBITDA in the year ended March 31, 2011 because there was no non-risk prints and advertising expense incurred and the amount represents the estimated amortization of participation expense that would have been recorded if such prior period amounts had not been expensed.

Management believes EBITDA and EBITDA, as adjusted to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operations. Presentation of EBITDA and EBITDA, as adjusted is a non-GAAP financial measure commonly used in the entertainment industry and by financial analysts and others who follow the industry to measure operating performance. While management considers EBITDA and EBITDA, as adjusted to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for, net income and other measures of financial performance reported in accordance with Generally Accepted Accounting Principles. EBITDA and EBITDA, as adjusted do not reflect cash available to fund cash requirements. Not all companies calculate EBITDA or EBITDA, as adjusted in the same manner and the measure as presented may not be comparable to similarly-titled measures presented by other companies.